LOGO                                                  INVESTOR RELATIONS CONTACT
                                                 investor.relations@homex.com.mx
                                                             Carlos J. Moctezuma
                                                      Investor Relations Officer
                                                              +52 - 667-758-5838
                                                         cmoctezuma@homex.com.mx

PRESS RELEASE


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      HOMEX STRENGTHENS ITS PRESENCE IN BAJA CALIFORNIA STATE, THROUGH THE
          OPENING OF AN AFFORDABLE, ENTRY-LEVEL COMMUNITY AT ENSENADA
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      o     The  Company's new project will house more than 14,000  people,  and establishes presence in 33 cities nationwide

Culiacan, Sinaloa, December 5, 2007 --- Mexico's fastest growing home builder company, Desarrolladora Homex, S.A.B. de C.V. (Homex or the Company) [NYSE:HXM, BMV:HOMEX], announced today the start of new operations in the state of Baja California, where the Company already has important presence in the cities of Mexicali and Tijuana. This new affordable entry-level community will be located in Ensenada.

The development of the Puerto Azul community will require a total investment of approximately Ps. 772 million, and the overall project will consist of 3,500 affordable -entry-level homes to house more than 14,000 people in Ensenada. The development will create approximately 659 direct jobs and 100 indirect jobs.

Gerardo de Nicolas, Chief Executive Officer of Homex, commented, "The Company's business strategy not only relies upon expanding into new attractive markets, but also emphasizes a growth strategy of further penetration into our existing markets. Homex reiterates strengthening our presence in states such as Baja California, where we continue to establish a sound reputation and develop profitably operating communities. In these areas, we see an increase in housing demand, and therefore a huge potential for the Company's future growth."

The Puerto Azul community seeks to address the housing demand created by Tijuana, the 4th largest growing city in Mexico and second largest in terms of population, and by the Rosarito- Ensenada corridor, which exhibits a large influx of immigration to the region, demonstrating higher growth rates than Tecate and Mexicali, the state capital of Baja California.

The new community will offer one and three bedroom affordable entry-level homes, within a price range of Ps. 200 thousand and Ps. 400 thousand.

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest home builder in Mexico, based on revenues, number of homes sold and net income.

For additional corporate information, please visit the Company's web site at: www.homex.com.mx